Exhibit 99.1

Sol-Gel Reports First Quarter 2026 Financial Results and Provides Corporate Updates

•	Sol-Gel received a Notice of Allowance for a method-of-use patent extending intellectual property protection for topical patidegib (SGT-610) until 2044

•	Sol-Gel completed an oversubscribed underwritten offering, raising gross proceeds of approximately $33.1 million from leading healthcare specialist investors

•	Pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome remains ongoing, with top-line results on track for anticipated readout in the fourth quarter of 2026

•	Sol-Gel signed an exclusive license agreement with Sun Pharmaceutical Industries Ltd. for the commercialization of TWYNEO® in India

NESS ZIONA, Israel, May 28, 2025 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with rare and severe skin conditions, today announced financial results for the first quarter ended March 31, 2026, and provided a corporate update.

Q1 2026 and Recent Corporate Developments

•	In May 2026, the company received a Notice of Allowance (U.S. Patent Application No. 19/266,342) from the U.S. Patent and Trademark Office for our patent application covering a method-of-use that is critical to successful topical patidegib therapy. This patent will provide protection for SGT-610 until 2044.

•	In March 2026, Sol-Gel closed an underwritten offering resulting in aggregate gross proceeds of approximately $33.1 million. The offering included participation from new and existing investors, including Great Point Partners, LLC, Trails Edge Capital Partners, Surveyor Capital (a Citadel company), Affinity Asset Advisors, Squadron Capital Management, Stonepine Capital Management and AuGC BioFund. TD Cowen and LifeSci Capital acted as joint book-running managers for the offering.

•	Sol-Gel’s pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome continues to advance, and the Company remains on track to report top-line results in the fourth quarter of 2026; preparations for a proof-of-concept study of SGT-610 in HF-BCC are ongoing.

•	In April 2026, Sol-Gel entered into an exclusive license agreement with Sun Pharmaceutical Industries Ltd. for the commercialization of TWYNEO® in India. This agreement is in addition to the eight agreements for the commercialization of TWYNEO® and EPSOLAY Sol-Gel signed during 2024 and 2025 in various territories covering most European countries, South Africa, South Korea, Australia and New Zealand. These already signed agreements, together with agreements we anticipate signing in the future covering Latin American countries, Spain and Portugal, have the potential to provide upfront and regulatory milestone payments of up to $4.5 million. The above excludes Sol-Gel's previously signed agreements with Beimei Pharma (China, Hong Kong, Macau, Taiwan and Israel) and Searchlight Pharma (Canada).

Based on the forecasts received from Sol-Gel’s current and potential partners, Sol-Gel now expects that TWYNEO and EPSOLAY will launch in the majority of these new territories during 2028 and 2027 respectively, and following launch, these transactions are anticipated to provide Sol-Gel with an annual royalty revenue stream with the potential to reach approximately $10 million by 2031 and potentially grow in subsequent years.

Mr. Mori Arkin, Executive Chairman of Sol-Gel, stated: “The first quarter of 2026 was a period of substantial progress on every front that matters to Sol-Gel. The Notice of Allowance extending the exclusivity of patidegib until 2044 marks a major milestone in the value creation of SGT-610 and Sol-Gel as a company. In parallel, the successful completion of our oversubscribed offering, with broad participation from leading healthcare specialist investors, is expected to provide Sol-Gel with the financial resources to support operations into 2028, allowing us to execute our Phase 3 program of SGT-610 through top-line readout and to support its pre-commercialization activities."

Mr. Arkin further commented "We believe that the combination of our March 2026 financing and the Notice of Allowance for a method-of-use patent protecting topical patidegib until 2044 fundamentally reshapes the long-term opportunity for SGT-610. We now have both the capital and intellectual property runway to pursue the prevention of new BCCs in Gorlin syndrome, for which top-line results are expected in the fourth quarter of 2026. We continue to be excited about the potential of the high-frequency BCC indication, which could double the commercial potential of patidegib, and we look forward to initiating a proof-of-concept study."

Lastly, Mr. Arkin commented "The license agreement with Sun Pharma for India, one of the largest dermatology markets in the world, is another important step in unlocking the global value of TWYNEO through partnerships with leading companies in their respective territories. While the commercialization of our legacy products is a non-core business of Sol-Gel, we believe that this activity has the potential to become an asset of substantial value, in the not-too-distant future. At the appropriate time, we plan to monetize this business and use the non-dilutive funds to support our long-term strategy of developing innovative treatments for unmet medical needs in dermatology.

Financial Results for the First Quarter 2026

Revenue for the first quarter was $0.1 million, compared to revenue of $1.0 million for the same period in 2025. The decrease is mainly attributed to a milestone payment from Searchlight in the first quarter of 2025.

Research and development expenses were $2.8 million compared to $8.8 million for the same period in 2025. The decrease of $6.0 million was primarily attributed to a decrease of $3.9 million due to expenses associated with supplier-led manufacturing development to support future commercialization of SGT-610 in the first quarter of 2025, a decrease of $1.1 million in clinical trial expenses related to SGT-610 and a decrease of $0.8 million in expenses related to the manufacturing development of EPSOLAY and TWYNEO.

General and administrative expenses were $1.2 million compared to $1.3 million for the same period in 2025.

Sol-Gel reported a net loss of $3.7 million for the first quarter of 2026 and loss of $1.31 per basic and diluted share, compared to a net loss of $8.8 million and loss of $3.2 per basic and diluted share for the same period in 2025.

As of March 31, 2026, Sol-Gel had $10.1 million in cash, cash equivalents, and deposits and $42.7 million in marketable securities, for a total balance of $52.8 million. The Company expects its cash resources to fund cash requirements into the first quarter of 2028.

About Sol-Gel Technologies

Sol-Gel is a specialized dermatology company advancing innovative therapies for rare and serious skin diseases. Its lead investigational candidate, SGT-610 (patidegib gel, 2%), is a Phase 3, orphan- and breakthrough-designated topical hedgehog inhibitor being developed for the prevention of new basal cell carcinoma (BCC) lesions in patients with Gorlin syndrome, with the potential to offer an improved safety profile relative to oral hedgehog inhibitors. Subject to regulatory approval in Gorlin syndrome, SGT-610 may also represent a future opportunity in high-frequency BCC. Sol-Gel is also advancing SGT-210, an investigational topical EGFR inhibitor for indications with significant unmet need, and has developed two FDA-approved dermatology products, TWYNEO® and EPSOLAY®.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. including, but not limited to statements regarding the timing of clinical milestones for the Phase 3 program of SGT-610 in Gorlin syndrome, the Company’s cash runway, the timing of the launch of the commercialization of TWYNEO® and EPSOLAY in various territories and the anticipated financial benefits of the Company’s agreements for the commercialization of TWYNEO® and EPSOLAY. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of a delay in reporting the top-line results of Sol-Gel’s pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, that we will not successfully complete the Gorlin Phase 3 trial or the success of our clinical trials, a delay in the launch of the commercialization of TWYNEO® and EPSOLAY in various territories, that the financial benefits of the Company’s agreements for the commercialization of TWYNEO® and EPSOLAY will not be as anticipated as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the security situation in Israel. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	December 31,	March 31,
	2025	2026
Assets
CURRENT ASSETS:
Cash and cash equivalents	$11,033	$10,136
Marketable securities	12,966	42,692
Accounts receivables	1,968	1,067
Prepaid expenses and other current assets	1,004	1,894
TOTAL CURRENT ASSETS	26,971	55,789

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,324	1,328
Property and equipment, net	140	136
Operating lease right-of-use assets	1,027	901
Other long-term assets	62	-
Funds in respect of employee rights upon retirement	393	396

TOTAL NON-CURRENT ASSETS	2,946	2,761
TOTAL ASSETS	$29,917	$58,550
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$735	$782
Other accounts payable	4,941	5,046
Current maturities of operating leases	495	485
TOTAL CURRENT LIABILITIES	6,171	6,313

LONG-TERM LIABILITIES:
Operating leases liabilities	496	377
Liability for employee rights upon retirement	439	454
TOTAL LONG-TERM LIABILITIES	935	831
TOTAL LIABILITIES	$7,106	$7,144

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 1 par value – authorize: 5,000,000 as of December 31, 2025 and March 31, 2026, respectively; issued and outstanding: 2,786,158 and 3,268,991 as of December 31, 2025 and March 31, 2026, respectively	774	1,321
Additional paid-in capital	259,047	290,822
Accumulated deficit	(237,010)	(240,737)
TOTAL SHAREHOLDERS' EQUITY	22,811	51,406
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$29,917	$58,550

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31
	2025	2026
REVENUES	$1,031	$108
RESEARCH AND DEVELOPMENT EXPENSES	8,843	2,786
GENERAL AND ADMINISTRATIVE EXPENSES	1,257	1,177
OPERATING LOSS	9,069	3,855
FINANCIAL INCOME, net	(261)	(128)
LOSS FOR THE PERIOD	8,808	3,727
BASIC AND DILUTED LOSS PER ORDINARY SHARE	3.2	1.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE *	2,785,762	2,836,907

* The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sol-Gel Investor Relations:

Eyal Ben-Or

Chief Financial Officer

ir@sol-gel.com